                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT UNDER SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended:           DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________________ to _____________________

                         Commission File Number: 0-26001

A. FULL TITLE OF PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            HUDSON CITY BANCORP, INC.
                              WEST 80 CENTURY ROAD
                                PARAMUS, NJ 07652

                              REQUIRED INFORMATION

                                                                                    Page
                                                                                    ----
FINANCIAL STATEMENTS
    Independent Auditors' Report .................................................    3
    Statements of Net Assets Available for Benefits as of December 31, 2002 and
    September 30, 2002 ...........................................................    4
    Statement of Changes in Net Assets Available for Benefits for the three-month
    period ended December 31, 2002 ...............................................    5
    Notes to Financial Statements ................................................    6
    Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End
    of Period as of December 31, 2002 ............................................   11
    Schedule H, Line 4(j) - Schedule of Reportable Transactions ..................   12

SIGNATURE OF PLAN ADMINISTRATOR ..................................................   13

EXHIBIT INDEX ....................................................................   14

    Independent Accountants' Consent .............................................   15

    Statement Furnished Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002,
    18 U.S.C. Section 13 .........................................................   16

                         Profit Incentive Bonus Plan of
                            Hudson City Savings Bank
                       Financial Statements and Schedules
                 At December 31, 2002 and September 30, 2002 and
               for the three-month period ended December 31, 2002
                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hudson City Bancorp, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2002 and September 30, 2002, and the statement of changes in net assets available for benefits for the three-month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2002 and September 30, 2002, and the changes in net assets available for benefits for the three-month period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of period as of December 31, 2002, and of reportable transactions for the three month period ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      /s/ KPMG LLP

Short Hills, New Jersey
June 23, 2003

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

                            Statements of Net Assets
                             Available for Benefits

                    December 31, 2002 and September 30, 2002

                                                             DECEMBER 31,     SEPTEMBER 30,
                                                                 2002             2002
                                                             ------------     -------------
Investments, at current value:
    Investments in mutual funds (note 8)                     $ 10,774,304                -
    Investments in commingled common trust funds (note 8)               -        9,239,222
    Investment in Hudson City Bancorp, Inc.
        Common Stock Fund (note 8)                             26,428,911       23,280,150
                                                             ------------     ------------
                                                               37,203,215       32,519,372
                                                             ------------     ------------
Receivables:
    Employer contribution receivable                                    -          668,640
    Interest receivable                                             1,250            8,433
    Participant loans receivable (note 7)                         136,306          119,215
                                                             ------------     ------------
                                                                  137,556          796,288
                                                             ------------     ------------
Payables:
    Fee payable                                                    (4,179)               -
                                                             ------------     ------------
               Net assets available for benefits             $ 37,336,592       33,315,660
                                                             ============     ============

See accompanying notes to financial statements.

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

                       Statement of Changes in Net Assets
                             Available for Benefits

                   Three-month Period Ended December 31, 2002

                                                            DECEMBER 31,
                                                                2002
                                                            ------------
Employee contributions                                      $    122,485

Investment income:
    Interest                                                      42,399
    Dividends                                                     18,283
    Net appreciation of investments (note 8)                   3,851,630
                                                            ------------
             Contributions and investment income               4,034,797
Participant benefits                                             (13,865)
                                                            ------------
             Net change in assets available for benefits       4,020,932
Net assets available for benefits:
    Beginning of period                                       33,315,660
                                                            ------------
    End of period                                           $ 37,336,592
                                                            ============

See accompanying notes to financial statements.

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

                          Notes to Financial Statements

                    December 31, 2002 and September 30, 2002

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

         (b)      INVESTMENTS

                  The Plan's mutual fund investments are stated at fair value based on the quoted market prices. The investment in Hudson City Bancorp, Inc. common stock fund is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Investment Institutional Operations Company, Inc. (the "trustee") which is sponsoring the fund by dividing the fund's net assets at fair value by its units outstanding at the valuation date. Investments in commingled common trust funds are stated at current value which was determined by Bankers Trust Company of New York, the plan's former trustee.

                  The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs.

                  Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recognized as earned.

         (c)      PAYMENTS OF BENEFITS

                  Benefits are recorded when paid.

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

                          Notes to Financial Statements

                    December 31, 2002 and September 30, 2002

         (d)      USE OF ESTIMATES

                  In preparing plan financial statements, estimates, and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)      DESCRIPTION OF PLAN

         The following plan information provides only a general description of the Plan's provisions. The plan document should be referred to for a more complete description of the Plan's provisions.

         The Plan is a self-directed, defined contribution profit-sharing plan sponsored by the Hudson City Savings Bank (the Bank). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (a)      GENERAL

                  Under terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in level annual installments over a period not to exceed 15 years. If the vested balance of a participant is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. stock for the portion of any distribution that is attributable to an interest in the Employer Stock Fund. Participants may receive either the entire portion of their interest in the Employer Stock Fund in shares of Hudson City Bancorp, Inc. common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp, Inc. stock that they may receive will be the number of whole shares attributable to their interest in the Employer Stock Fund. Any remaining amount distributed will be paid in cash.

                  The Plan maintains for each member a regular account and an optional account. The regular account is credited with 50% of the Bank's contributions and the optional account is credited with the balance, after giving effect to the cash election option available to each participant. Effective October 1, 1998, participants can elect to receive the Bank's contribution in cash and/or allocate to the optional participant directed investment funds in increments of 10%. A full-time employee becomes eligible to participate on the first of the month following the first anniversary of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of one year, and meets the eligibility rule of

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

                          Notes to Financial Statements

                    December 31, 2002 and September 30, 2002

                  1,000 work hours in one anniversary year, as defined. Each member is fully vested to the extent of his/her optional account and becomes vested at the rate of 20% per year in his/her regular account until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balances.

                  Forfeitures are applied to reduce the Bank's contribution. During the three month period ended December 31, 2002, there were no forfeitures that would have been applied to reduce the Bank's contribution. For the year ended September 30, 2002, forfeitures of $7,400 were applied to reduce the Bank's contribution. Investment earnings or losses are allocated to a participant's regular and optional account balances, as defined.

         (b)      CONTRIBUTIONS

                  The Bank has agreed to make contributions to the Plan in an amount equal to the lesser of a portion of the Bank's income, as defined, that will not reduce the amount available for surplus below $2,500 for every $1,000,000 of average total assets for the plan year, or 5% of compensation as defined, of all participants after becoming participants in the Plan, at the end of the plan year. In addition, sponsor contributions are limited to the maximum amount deductible by the Bank for income tax purposes.

                  Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 10% of their after tax compensation for the year as defined.

                  Participants in the Plan may designate the funds into which their respective share of the Bank's contribution or their own contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.

         (c)      PLAN AMENDMENT

                  Effective November 1, 2002, the Plan was amended and restated ("Plan Amendment") and a new trustee, administrator and custodian, Fidelity Investments Institutional Operations Company, Inc., was appointed. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning October 1, 2002 and continued through December 12, 2002. During this period, funds could not be applied to the selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited to funds that held similar characteristics to the prior held funds.

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

                          Notes to Financial Statements

                    December 31, 2002 and September 30, 2002

(3)      CHANGES IN THE PLAN

         Other than the change in the Plan's Trustee, there were no other significant amendments during the period ended December 31, 2002, or the year ended September 30, 2002 except for changing the Plan year-end from September 30 to December 31, effective October 1, 2002.

(4)      FEDERAL INCOME TAXES

         The Internal Revenue Service has determined and informed the Bank by a letter dated June 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
         (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)      PLAN TERMINATION

         The Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)      PLAN EXPENSES

         Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from Plan assets.

(7)      PARTICIPANT LOANS RECEIVABLE

         A participant, in case of need, may apply to the plan administrator for a loan in an amount not to exceed certain amounts, as defined. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

         Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower's plan account. Principal and interest is paid ratably by participant checks.

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

                          Notes to Financial Statements

                    December 31, 2002 and September 30, 2002

(8)      INVESTMENTS

Individual investments in excess of 5% of net assets available for plan benefits at December 31, 2002 and September 30, 2002 are as follows:

                                         December 31,                   September 30,
                                            2002                            2002
                                 ----------------------------   ----------------------------
                                                   Current                        Current
                                     Cost           Value           Cost           Value
                                 ------------   -------------   ------------   -------------
Hudson City Bancorp, Inc. -
     investment in common
     stock                       $  9,116,704      26,428,911     8,706,287    23,280,150

MS U.S. Government
     Securities Tr A Fund           6,524,185       6,572,987             -             -

MS S&P 500 Index A Fund             2,038,829       1,984,564             -             -

Bankers Trust Pyramid
     Government Securities
     Cash Fund                              -               -     5,451,353     5,451,353

Bankers Trust Pyramid Capital
     Value Fund                             -               -     2,852,889     3,077,404

For the three month period ended December 31, 2002, the Plan's net appreciation of investments is as follows:

                                                        December 31,
                                                           2002
                                                        ------------
Investments in mutual funds                              $   31,607
Investments in commingled common trust funds                280,511
Investment in Hudson City Bancorp, Inc. common stock      3,539,512
                                                         ----------

                                                         $3,851,630
                                                         ==========

                                                                      SCHEDULE 1

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

   Schedule H, Item 4(i) - Schedule of Assets Held for Investment Purposes at
                                  End of Year

                                December 31, 2002

                                                                                NUMBER OF            CURRENT
      IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT               SHARES               VALUE
-------------------------------    --------------------------------------    ----------------     ---------------
Morgan Stanley Funds               *Morgan Stanley Dean
                                         Witter U.S. Government
                                         Securities Trust A Fund                   698,511          $  6,572,987

Morgan Stanley Funds               *Morgan Stanley Dean
                                         Witter S&P 500 Index A
                                         Fund                                      208,901             1,984,564

Van Kemper Funds                   *Van Kampen
                                         Comstock Fund                             113,092             1,395,556

Morgan Stanley Funds               *Morgan Stanley Dean
                                         Witter Liquid Assets
                                         Fund Inc.                                 752,412               752,412

Fidelity Advisor Funds             *Fidelity Advisor Series II
                                         Balances CL T Fund                          1,364                18,804

Fidelity Advisor Funds             *Fidelity Advisors Series I
                                         Mid Cap CL T Fund                           1,010                15,739

Fidelity Advisor Funds             *Fidelity Advisors Series VIII
                                         Value Strategies CL T
                                         Fund                                          495                 9,795

Van Kemper Funds                   *Van Kampen Equity Income
                                         A Fund                                      1,428                 9,452

Fidelity Advisor Funds             *Fidelity Advisors Series VII
                                         Financial Services T
                                         Fund                                          489                 8,448

Van Kemper Funds                   *Van Kampen Series Fund
                                         Inc. - Tax Managed
                                         Global Franchise A Fund                       412                 6,547
                                                                                                    ------------
                                   Total investment in
                                         mutual funds                                                 10,774,304
                                                                                                    ------------
                                   *Hudson City Bancorp, Inc.
                                         investment in
                                         common stock                            1,413,154            26,428,911

                                   * Participant Loan
                                         Receivable (a)                            136,306               136,306
                                                                                                    ------------

                                   Total other investments                                            26,565,217
                                                                                                    ------------

                                   Total investments                                                $ 37,339,521
                                                                                                    ============

*    A party-in-interest as defined by ERISA

(a) As of December 31, 2002, the interest rates on these loans ranged from 5.25% to 8.0%

                                                                      SCHEDULE 2

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

                 Item 27d - Schedule of Reportable Transactions

                   Three-month Period Ended December 31, 2002

                                                                              ACQUISITION
                             DESCRIPTION OF          UNIT          UNIT        /PURCHASE                      SELLING
  IDENTITY OF ISSUE            INVESTMENT         PURCHASES       SALES          PRICE          COST           PRICE
-----------------------   ---------------------   -----------   -----------   ------------   ------------   ------------
Participation in          Bankers Trust
General Employee              Pyramid
Benefit                       Government
Commingled                    Securities Cash
Common Trust                  Fund                               6,000,158                   $ 6,000,158    $ 6,000,158
(Sub-fund A)

Participation in          Bankers Trust
General Employee              Pyramid
Benefit                       Capital Value
Commingled                    Fund                                   3,229                   $ 2,880,075    $ 3,373,367
Common Trust
(Sub-fund B)

Morgan Stanley            Morgan Stanley Dean
Funds                         Witter U.S.
                              Government
                              Securities
                              Trust A Fund          691,093                   $ 6,454,813

Morgan Stanley            Morgan Stanley Dean
Funds                         Witter S&P 500
                              Index A Fund          207,237                   $ 2,022,637

                         SIGNATURE OF PLAN ADMINISTRATOR

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         PROFIT INCENTIVE BONUS PLAN OF
                            HUDSON CITY SAVINGS BANK

         Date: June 25, 2003         By:   /s/ Douglas C. Yingling
                                          -------------------------------------
                                           Douglas C. Yingling
                                           Plan Administrator
                                           Vice President and Human
                                           Resources Officer
                                           Hudson City Savings Bank

                                  EXHIBIT INDEX

EXHIBIT NUMBER                          EXHIBIT                              LOCATION
--------------                          -------                              --------
     23.1                        Consent of KPMG LLP                         Page 15

     99.1           Statement Furnished Pursuant To Section 906 Of The       Page 16
                     Sarbanes-Oxley Act Of 2002, 18 U.S.C. Section 13